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SEC FILE NUMBER
8-13846

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale	MN	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Fergesen 651-702-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/2

WOODBURY FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

			Page
(x)		Independent Auditors' Report.	1
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)		Notes to Financial Statements.	6–14
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	16
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	17
(x)	(i)	Information relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 Under the Securities Exchange Act of 1934.	18
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3.	
( )	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A copy of the SIPC Supplemental Report (filed separately).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control), bound separately and included herein.	
( )	(o)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges (not required).	
( )	(p)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (not required).	

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Richard D. Fergesen, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard D. Fergesen
Senior Vice President and Chief Financial Officer

Subscribed to before me this 22nd day of Feb., 2010.

Notary Public

VICKI L. KOLASA
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g, h, and i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2010

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 44,580,238
CASH AND SECURITIES SEGREGATED	250,000
RECEIVABLES:	
Affiliated companies	7,104,071
Unaffiliated companies	5,693,046
Total receivables	12,797,117
INVESTMENT IN MUTUAL FUNDS — At fair value	24,139,258
DEFERRED TAX ASSETS — Due from affiliate	76,288,320
GOODWILL	9,698,545
INTANGIBLE ASSETS	455,518
OTHER ASSETS	9,321,181
TOTAL	$ 177,530,177

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable:	
Customers	$ 8,943
Affiliated companies	3,260,267
Total accounts payable	3,269,210
Accrued expenses	5,598,376
Accrued commissions	13,301,085
Agent deferred compensation and commissions	21,796,130
Income tax payable — Due to affiliate	1,451,858
Other liabilities	858,075
Total liabilities	46,274,734
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — authorized, 50,000	25,000
Additional paid-in capital	398,567,672
Accumulated deficit	(267,337,229)
Total stockholder's equity	131,255,443
TOTAL	$ 177,530,177

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES — Product revenue:	
Sales commissions and dealer concessions	$ 143,037,233
Trail commissions	42,814,243
Marketing allowances	14,144,489
Advisory fees	16,575,106
Total product revenue	216,571,071
OTHER REVENUE:	
Investment income	369,868
Net gain on investments (realized and unrealized)	6,294,966
Total other revenue	6,664,834
EXPENSES:	
Representative commissions	181,226,092
Employee compensation and benefits	22,937,527
Travel, promotion, and awards	2,016,589
Facilities and equipment	3,126,122
Shared services	7,753,156
Other general and administrative	6,176,419
Total operating expenses	223,235,905
INCOME BEFORE INCOME TAXES	-
INCOME TAX EXPENSE	(68,047)
NET LOSS	$ (68,047)

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (68,047)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Net gain on investments (realized and unrealized)	(6,294,966)
Amortization expense	125,649
Decrease in deferred tax asset due from affiliate	9,076,839
Changes in operating assets and liabilities:	
Decrease in affiliated company receivables	581,032
Increase in unaffiliated company receivables	(2,681,584)
Decrease in income tax receivable from affiliate	4,818,939
Increase in other assets	(892,071)
Decrease in customer payables	(118,667)
Decrease in affiliated company payables	(737,870)
Decrease in accrued expenses	(1,703,146)
Increase in accrued commissions	1,749,152
Increase in agent deferred compensation and commissions	2,557,514
Increase in income tax payable to affiliate	1,451,858
Decrease in other liabilities	(1,836,791)
Net cash provided by operating activities	6,027,841
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from return of principal of unmarketable securities	36,400
Purchases of mutual funds	(3,261,012)
Proceeds from sale of mutual funds	6,138,917
Net cash provided by investing activities	2,914,305
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,942,146
CASH — Beginning of year	35,638,092
CASH — End of year	$ 44,580,238
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —	
Income taxes received from affiliate — net of payments made	$ 15,279,589

See notes to financial statements.

WOODBURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — December 31, 2008	$25,000	$ 398,567,672	$(267,269,182)	$ 131,323,490
Net loss			(68,047)	(68,047)
BALANCE — December 31, 2009	$25,000	$ 398,567,672	$(267,337,229)	$ 131,255,443

See notes to financial statements.

1. NATURE OF OPERATIONS

Woodbury Financial Services, Inc. (WFS or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Adviser Act of 1940, which distributes, principally, shares of affiliated and unaffiliated mutual funds, variable life, variable annuity products, general securities, fixed life insurance products, and investment advice. The Company is a wholly owned direct subsidiary of Hartford Life and Annuity Insurance Company (HLAIC or "Parent"). HLAIC is ultimately a wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for commissions receivable and payable and the valuation of intangible assets.

Sales Commission and Dealer Concessions and Representative Commissions — Sales commission and dealer concessions and the related representative commissions expense on customer purchases of mutual fund shares, annuities, life insurance products, and other securities are recorded on a trade-date basis.

Trail Commissions — Commission revenue and expense for trail commissions earned on assets under management are recognized in the period in which they are earned and are accrued for on a monthly basis.

Marketing Allowances —Marketing allowances are recognized in the period in which they are earned and are accrued for on a monthly basis.

Advisory Fees — Advisory fees are collected from vendors on a quarterly basis. Receipts from vendors that pay in advance are deferred and recognized monthly as they are earned. Receipts from vendors that pay in arrears are accrued for on a monthly basis.

Operating Expenses — Employee compensation and benefits expense, travel, promotion, and awards expense, facilities and equipment expense, shared services expense, and other general and administrative expense are recorded when incurred relating to services provided in facilitating the operations of the Company, including those provided by the affiliate.

Cash — Cash represents cash on deposit in commercial bank checking accounts.

Investments in Mutual Funds — Mutual fund investments with a cost of $22,548,216 relate to the investments in the Company's commission and compensation plans (further discussed in Note 6) and are carried at market value. The market value of investments in mutual funds is determined based on the quoted value of these funds in established markets. Changes in the market value of mutual funds are recorded in the results of operations.

Other Assets — Other assets primarily represent outstanding receivables from the Company's independent registered representatives. The Company evaluates the collectability of the outstanding receivables frequently and records a reserve when it becomes probable that the outstanding amount will not be fully collectable.

Agent Deferred Compensation and Commission — The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation and commission plans (see Note 6) when the related service has been provided by the independent representative.

Goodwill — Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired in 2007. At December 31, 2009, goodwill was recorded at $9,698,545. Goodwill is not amortized, but the Company performs impairment tests annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company has performed its annual assessment for 2009 and has concluded that goodwill is not impaired.

Income Taxes — The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company accounts for income taxes using the asset and liability method of accounting for income taxed under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

New Accounting Pronouncements —

FASB Accounting Standards Codification — In June 2009, the Financial Accounting Standards Board ("FASB") issued The FASB Accounting Standards Codification ("the Codification") and the Hierarchy of Generally Accepted Accounting Principles. The Codification identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles. The Statement establishes the Codification as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification does not create new accounting and reporting guidance rather it reorganizes generally accepted accounting principles pronouncements into approximately 90 topics within a consistent structure. This Codification is effective for financial statements issued for periods ending after September 15, 2009. The Company has adopted the Codification on December 31, 2009 and has reflected the adoption in the Company's financial statements removing all references to previous generally accepted accounting principles citations.

Fair Value Measurements — In February 2008, the FASB modified its guidance relating to fair value measurements to delay the application of the guidance with respect to certain nonfinancial assets and nonfinancial liabilities. The Company applied the provisions of the guidance to the nonfinancial assets and nonfinancial liabilities on January 1, 2009. The Company's adoption of this guidance had no impact on the fair values of nonfinancial assets and nonfinancial liabilities recorded on the Company's financial statements.

In April 2009, the FASB issued updated guidance which clarifies that the measurement objective in determining fair value when the volume and level of activity for the asset or liability have significantly decreased, is the price that would be received to sell the asset in an orderly transaction between willing market participants under current market conditions, and not the value in a hypothetical active market. The guidance includes additional factors for determining whether there has been a significant decrease in the volume and level of activity for an asset or liability compared to normal activity for that asset or liability (or similar assets or liabilities) and provides additional guidance in estimating fair value in those instances. This guidance is effective for periods ending after June 15, 2009. The Company adopted the provisions of this guidance as of December 31, 2009 and the adoption did not have a material effect on the Company's financial statements.

In August 2009, the FASB updated the accounting standard related to the fair value measurement of liabilities. This update provides guidance on the fair value measurement of liabilities and reaffirms that the fair value measurement of a liability assumes the transfer of a liability to a market participant, that is the liability is presumed to continue and is not settled with the counterparty. This guidance is effective for the first reporting period beginning after issuance. The Company adopted this guidance as of December 31, 2009, and the adoption did not have an impact on the Company's financial statements.

In January 2010, the FASB updated the accounting standard relating to fair value measurements and disclosures. This update requires disclosures of (1) the amounts of significant transfers in and out of Level I and Level II fair value measurements, as well as the reasons for the transfers, (2) separately presented information about purchases, sales, issuances and settlements in the reconciliation of Level III fair value measurements, (3) fair value measurement for each class of assets and liabilities, and (4) valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This new guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activities in Level III fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Company does not believe that the adoption of this guidance will have a significant impact on the financial statements.

Subsequent Events — In May 2009, the FASB issued new guidance relating to subsequent events, which establishes principles and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the guidance sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The new guidance is effective for financial periods ending after June 15, 2009. The Company adopted the guidance on December 31, 2009 and has evaluated subsequent events through February 24, 2010, the date the financial statements were available to be issued. The Company determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

All investments in mutual funds held by the Company at December 31, 2009, are classified and Level 1.

All other assets and liabilities which qualify as financial instruments under generally accepted accounting principles are carried at contractual amounts approximating fair value.

4. INTANGIBLE ASSETS

The following table shows the Company's acquired intangible assets that are subject to amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	Average Amortization Period	Gross Carrying Amount	Accumulated Amortization
Other acquired intangibles	5.7	$ 724,770	$ 269,252

Amortization expense for the year ended December 31, 2009, was $125,649. Estimated future amortization expense for the succeeding five years is as follows:

Years Ending December 31	
2010	$ 111,224
2011	99,631
2012	90,316
2013	82,830
2014	33,309

5. RELATED-PARTY TRANSACTIONS

The Company incurs significant costs associated with its distribution of mutual funds, annuities, and life insurance products manufactured by affiliated life insurance and mutual fund companies as described in Note 1. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, The Hartford Life and Insurance Annuity Company provides to the Company additional revenues to achieve break-even results on a pretax basis. Such additional revenues were approximately $6,339,000 in 2009 and are included in marketing allowances on the statement of operations. Revenues from the sales of all affiliated products totaled approximately $67,364,000 in 2009.

The Company reimburses HLAIC for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLAIC approximately $39,713,000 for these costs in 2009. Included in the reimbursement to HLAIC, the Company was allocated costs of approximately $7,753,156, which relate to shared services, such as human resources, building services, legal, and compliance expenses. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2009, the Company had receivables due from the following entities:

Union Security Insurance Company (USIC)	$ 134,233
Hartford Investment Financial Services, LLC (HIFSCO)	525,131
Hartford Life and Annuity (IHLAIC)	6,444,707
Total	$7,104,071

As of December 31, 2009, the Company had payables due to the following entities:

Hartford Life and Accident (HLAIC)	$3,241,876
Hartford Mutual Fund Co.	18,391
Total	$3,260,267

In addition, $1,451,858 related to current income taxes is due to The Hartford and $76,288,320 is due from The Hartford related to a deferred tax asset at December 31, 2009 (see Note 9).

6. BENEFIT PLANS

Based on effective hire date, employees of the Company are included in one or both of The Hartford's pension plans. The plans provide pension benefits based on years of service and compensation during employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A common stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits, which include unemployment and social security costs, were approximately $6,195,000 during 2009. This allocation is included in the reimbursement to HLAIC described in Note 4.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the plan participants and are recognized by the Company in the year that the market value change occurs. At December 31, 2009, the Company had $11,281,165 recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2009, was $14,346,081 and are recorded within Investment in Mutual Funds on the Statement of Financial Condition; investment income recorded in 2009 related to these assets was $53,070; and unrealized and realized gains were $3,675,201 during 2009, which have been recorded within Investment Income and Net Gain on Investments, respectively, on the Statement of Financial Condition. The difference between the liability and the asset results from the timing of deferred compensation vesting. The Company contributed $1,368,717 to the Plan, recognized $1,467,103 in expense related to vesting of participant accounts, which has been recorded within Representative Commissions on the Statement of Operations.

Eligible registered representatives of the Company are able to participate in the Woodbury Financial Services, Inc. Deferred Commission Plan (the "Deferred Commission Plan"). The Deferred Commission Plan was established effective January 1, 2005, and, as a nonqualified plan, is not subject to ERISA. Under the Deferred Compensation Plan, eligible representatives make contributions, which are 100% vested and nonforfeitable, except in the case of involuntary termination. The contributions are directed to a variety of mutual fund investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or reduce the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur. At December 31, 2009, the Company had $10,514,965 recorded as agent deferred commission liability related to the Deferred Commission Plan. The fair value of the assets held by the Company at December 31, 2009, was $9,793,177, and are recorded within Investment in Mutual Funds on the Statement of Financial Condition; investment income related to these assets was $64,409 in 2009, and unrealized and realized gains were $2,459,875 during 2009, which have been recorded within Investment Income and Net Gain on Investments, respectively, on the Statement of Financial Condition. The difference between the liability and asset results from timing of the deferred contribution into the mutual fund investment options as the deferral for the current month is invested in the following month. The participants contributed $1,892,295 to the Deferred Commission Plan, and the Company expensed 2,488,416 related to market value appreciation during 2009, which is recorded within Representative Commissions on the Statement of Operations.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company calculates Net Capital under the alternative method identified by Rule 15c3-1, which requires the Company to maintain Net Capital at the greater of $250,000 or 2% of aggregated debits.

At December 31, 2009, the Company's net capital of $20,325,924 was $20,075,924 in excess of the required net capital.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RESERVE REQUIREMENTS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2009, the Company had a balance of $250,000 in the special reserve account, which is cash on deposit at a commercial bank, for the exclusive benefit of customers and had a requirement to have a balance of $8,943.

9. FEDERAL INCOME TAXES

Income tax provision for the year ended December 31, 2009, consists of the following:

Federal:	
Current benefit	$ (9,008,792)
Deferred provision	9,076,839
Income tax provision	$ 68,047

The Company's net deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $76,620,560 and a deferred tax liability of $332,240. The significant components of the Company's net deferred tax asset as of December 31, 2009, result from differences between the tax basis and book basis of items such as goodwill, deferred compensation and commissions, investments and the existence of alternative minimum tax credit carryforwards. The Company has not recorded a valuation allowance for its deferred tax assets because management believes that it expects to realize the benefits of the assets through its tax-sharing agreement with The Hartford. The Company and management have concluded that there are no uncertain tax positions relating to the Company.

The Hartford files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions, with few exceptions, The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. During the first quarter of 2009, the Hartford received notification of the approval by the Joint Committee on Taxation of the results of the 2002 through 2003 examination. The Internal Revenue Service ("IRS") examination of 2004 through 2006 for the Hartford was concluded in the fourth quarter of 2009.

10. CONTINGENT LIABILITIES

The Company is a defendant in a number of litigation matters, some of which seek material and/or indeterminable amounts. These various litigation claims and assessments against the Company, including those provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. Liabilities are established when management determines that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2009.

Pursuant to the Stock Purchase Agreement entered into between Assurant (formerly known as Fortis, Inc.) and The Hartford, dated January 25, 2001, Assurant agreed to indemnify The Hartford for liabilities arising from acts that occurred prior to The Hartford's purchase of the Company. Since Assurant has agreed to manage the individual lawsuits, as well as directly pay any associated settlements, management of the Company has not established an accrual for the potential liability in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

TOTAL STOCKHOLDER'S EQUITY	$131,255,443
OTHER DEDUCTIONS	220,000
DEDUCTIONS AND/OR CHARGES — Nonallowable assets:	
Receivable from affiliates	7,104,071
Deferred tax asset	76,288,320
Receivable from unaffiliated companies	4,216,372
Goodwill	9,698,545
Intangible assets	455,518
Other assets	9,321,181
	107,084,007
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	23,951,436
HAIRCUTS ON SECURITIES	3,625,512
NET CAPITAL	20,325,924
MINIMUM CAPITAL REQUIRED (The greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 20,075,924

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2009 as filed on January 20, 2010.

WOODBURY FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

CREDITS — Free credit balances and other credit balances in customers' security accounts	$ 8,943
DEBITS	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 8,943
TOTAL CASH OR QUALIFIED SECURITIES HELD IN A "SPECIAL RESERVE BANK ACCOUNT" FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	$ 250,000

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2009 as filed on January 20, 2010.

WOODBURY FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

1.	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	
	A. Market value	$
	B. Number of items	
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	
	A. Market value	$
	B. Number of items	

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2009. as filed on January 20, 2010.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2010

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance, where applicable, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Woodbury Financial Services, Inc.

(SEC I.D. No. 8-13846)

Financial Statements as of and for the
Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT